Via Facsimile and U.S. Mail
Mail Stop 6010

July 17, 2007

Mr. Shawn M. Guertin
Executive Vice President,
Chief Financial Officer and Treasurer
Coventry Health Care, Inc.
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817

**Re:     Coventry Health Care, Inc.**
**Form 10-K for the Fiscal Year Ended December 31, 2006**
**Filed February 28, 2007**
**File No. 001-16477**

Dear Mr. Guertin,

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel N. Parker
Accounting Branch Chief